April 21, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Odyssey Group International, Inc.
Request for Withdrawal of Registration Statement on Form S-3
Filed on March 17, 2021
File No.: 333-254402

Ladies and Gentlemen:

On March 17, 2021, Odyssey Group International, Inc., a Nevada corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-254402) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the resale of up to $75,000,000 of the Company’s securities.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.

The Company confirms that no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements of the Company or an affiliate.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission confirm the withdrawal of the Registration Statement with the Company’s outside counsel, Joshua Brinen of Brinen & Associates, LLC, at 212-330-8151, as soon as possible.

Please feel free to contact Joshua Brinen if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Odyssey Group International, Inc.

By:	/s/ Joseph Michael Redmond
Joseph Michael Redmond,
Chief Executive Officer